Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Proposed Offering of Common Shares

Laval, Québec, CANADA – February 27, 2014 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ.NEPT – TSX.NTB), a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, announced today that it has commenced an underwritten public offering of its common shares. The offering is being conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia. The number of common shares to be issued and the price of each common share will be determined at the time of pricing of the offering.

Investors are advised to consider carefully the business and risks of the Company before investing.

Roth Capital Partners and Euro Pacific Canada Inc. will act as joint book-running managers and National Securities Corporation, a wholly-owned subsidiary of National Holdings, Inc. (NHLD), will act as lead manager for the offering. The Company expects to grant the underwriters participating in the offering a 30-day option to purchase up to an additional 15 percent of the number of common shares sold pursuant to the offering to cover over-allotments, if any. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A preliminary prospectus supplement related to the offering will be filed with the SEC and applicable securities regulatory authorities in Canada. The preliminary prospectus supplement and accompanying short form base shelf prospectus will contain detailed information about the common shares offered. Investors should read the preliminary prospectus supplement and accompanying short form base shelf prospectus for more complete information about Neptune and the offering. Copies of these documents will be available at www.sedar.com and www.sec.gov/edgar.shtml, respectively.

Investors may also obtain the prospectus for this offering by contacting Euro Pacific Canada Inc. in Canada, Attention: Attention: Lily Yu, 130 King St West Suite 2820, Toronto, M5X 1A9 (phone: 416-479-7370) (fax: 647-436-7688); or in the United States from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. (“Acasti”) (TSXV: APO) and NeuroBioPharm Inc. (“NeuroBio”), in which Neptune respectively holds 49% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti’s lead prescription drug candidate is CaPre®, a purified high omega-3 phospolipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune’s current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune’s strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in the prospectus related to this offering and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

Neptune Contact:

Neptune Technologies & Bioressources Inc.

André Godin, CFO

+1.450.687.2262

a.godin@neptunebiotech.com

www.neptunebiotech.com